SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 9)*

                         Price Communications Corporation
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                  741437305
                                (CUSIP Number)

                            Peter G. Samuels, Esq.
                                 1585 Broadway
                           New York, New York  10036
                                (212) 969-3335

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 19, 1996

                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, fshould be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 741437305

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Robert Price
            ###-##-####

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                  (a) __
                                                                  (b) __

3.    SEC USE ONLY



4.    SOURCE OF FUNDS*

            NA

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                  __


6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.    SOLE VOTING POWER

      1,673,389


8.    SHARED VOTING POWER

            -0-

9.    SOLE DISPOSITIVE POWER

            486,238

10.   SHARED DISPOSITIVE POWER

            1,187,151
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            18%

14.   TYPE OF REPORTING PERSON

            IN

            This Amendment amends Item 5.

Item 5.     Interest in Securities of the Issuer

            (a) Aggregate Number of Percentage of Shares of Common Stock Outstanding Beneficially Owned by the Reporting Person

                  As of August 19, 1996, Mr. Price beneficially owned 1,673,389 shares of Common Stock or approximately 18% of the 9,372,608 shares outstanding on July 19, 1996.

            (b)   Number of Shares and Power to Vote

                  As of August 19, 1996, Mr. Price has the sole power to vote the shares listed under Item 5(a) and the sole power to dispose of 486,238 of the shares listed under Item 5(a). He shares the power to dispose of the remaining 1,187,151 shares.

            (c)   Description of Securities Transactions

                  During the sixty days prior to August 19, 1996, Mr. Price sold an aggregate of 29,000 shares of Common Stock in ordinary brokerage transactions in the open market, as follows:


Date of Transaction           Number of Shares        Sales Price
                                                      (per share)

August 19, 1996                     29,000            $ 8.00

                                   Signature


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.


       August 19, 1996                      /s/ Robert Price


             Date                               Signature
                                                Robert Price